Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Company Limited on the Non-public Issue of A Shares and the Non-public Issue of H Shares” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China 21 December 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2021-052

Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Company Limited on

the Non-public Issue of A Shares and the Non-public Issue of H Shares

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

China Southern Airlines Company Limited (the “Company”) held the third meeting of the ninth session of the Board on 29 October 2021, which considered the relevant proposals in relation to the non-public issue of A shares and the non-public issue of H shares of the Company. Please refer to the relevant announcements published on the China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 30 October 2021 for details.

On 21 December 2021, the Company received the “Approval on Relevant Matters for the Non-public Issue of A Shares and H Shares by China Southern Airlines Company Limited” (Nan Hang Ji Tuan Fa [2021] No. 25) from China Southern Air Holding Company Limited (“CSAH”), the controlling shareholder of the Company, stating that, in accordance with the relevant provisions of the “Measures for the Supervision and Administration of State-owned Equities of Listed Companies” (Order No. 36 of the State-owned Assets Supervision and Administration Commission of the State Council, the Minister of Finance and the China Securities Regulatory Commission), CSAH agreed in principle to the Company’s overall proposal of the non-public issue of A shares of 803,571,428 shares with the total amount of capital raised of no more than RMB4,500 million (including RMB4,500 million), and the non-public issue of H shares of no more than 855,028,969 shares (including 855,028,969 shares) with the total amount of capital raised of no more than HK$1,800 million (including HK$1,800 million) (the aforementioned non-public issue of A shares and the non-public issue of H shares are collectively referred to as the “Issuance”).

The overall proposal for the Issuance of the Company is still subject to the approval by the shareholders’ general meeting of the Company, and will be implemented upon obtaining the approval by the China Securities Regulatory Commission. According to the progress of this matter, the Company will strictly perform its information disclosure obligation in time in accordance with the rules and requirements of relevant laws and regulations regarding the non-public issue of shares by listed companies. Investors are advised to be aware of the investment risks.

The Board of Directors of

China Southern Airlines Company Limited

21 December 2021

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